SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 8, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   March 8, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – March 8, 2012

Tanzanian Royalty Boosts Exploration Budget to Expand Drill  Program at Buckreef Main

and Eastern Porphyry Targets in Northern Tanzania

Tanzanian Royalty Exploration Corporation is pleased to announce that board approval has been received for an additional drilling program at its Buckreef Main and Eastern Porphyry targets within the Buckreef Project Area in the Lake Victoria Goldfields in Tanzania.

The Company recently completed an in-house technical review of its Eastern Porphyry target, concluding that an expanded drill program would best support and facilitate the confirmation and expansion of the known mineralization at Eastern Porphyry and the calculation of an initial resource estimate which will be added to the current Buckreef Project resource inventory.

According to Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), "Eastern Porphyry has the potential to significantly grow our resource base and we see this target, along with Buckreef Main, as key components in the optimization of commercial production at our Buckreef Project."

Kahama notes that this proposal is a follow-up to the drilling program in 2011 when the Company completed 760 meters of NQ diamond drilling comprising four holes in the Eastern Porphyry target area. All of the 2011 holes intercepted potential economic mineralization of gold. Highlights from the Eastern Porphyry drilling are as follows:

BMDD100B returned 2.25 meters grading 6.3g/t gold;

BMDD101returned 4.8 meters at 3.83g/t gold and 2.0 meters averaging 7.47g/t gold;

BMDD102 returned 9.4 meters grading 1.25g/t gold and 4.0 meters averaging 2.73g/t gold;

BMDD103 included 10.5 meters grading 2.27g/t gold.

The Eastern Porphyry zone is a gold-rich stockwork hosted in a mafic sequence intruded by quartz-feldspar porphyry associated with quartz-carbonate-pyrite alteration.

The Company has also approved an additional drilling program for the Buckreef Main body, targeting the existing Inferred resource at a vertical depth between 150m to 200m with the objective of upgrading the Inferred resource to the Indicated category and defining additional near-surface resources at the Northeast Extension target.

The additional drilling program in the Buckreef Main and Eastern Porphyry areas will include a total of 9,550m of both Diamond and RC drilling at a total cost of US$1.4 million.  At the Buckreef Main target, a total of 3,000m of Diamond and 2,200m of RC drilling will be completed at a total cost of US$772,802. This drilling is intended to define the resource between 150m and 200m vertical depth while testing the down dip continuity of the shear zone-hosted gold mineralization associated with quartz-carbonate-pyrite veins emplaced in the mafic volcanic sequence.

At the Eastern Porphyry target, a total of 2,500m of Diamond and 1,850m of RC drilling at a total cost of US$654,502 are planned to investigate and define the resource which will be added to the Buckreef Project resource inventory. The above planned drilling program will top up the 2,200m of RC drilling which have already been planned in the area.

The Company anticipates incorporating the results of these drilling programs into the forthcoming Preliminary and Definitive feasibility studies for the Buckreef Project.

Buckreef is an advanced stage gold project with National Instrument 43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

Almost 61% of these resources are in the Measured and Indicated categories; and based on recent exploration successes infill drilling is expected to significantly improve this already favorable resource ratio. The majority of the resources are oxide and non-refractory in nature and a large proportion appear to be amenable to low cost heap leach recovery techniques.

Qualified Person

This press release was reviewed and approved by the Company's Qualified Persons, Mr. Charles Mnguto and Phillip Kaniki.  Mr. Charles Mnguto is a Head of Geology, has a Bachelor of Science in Geology (Hons) degree from the University of Dar es Salaam (1995) and is registered scientist with MAusIMM (Reg. No 307793).   Mr. Phillip Kaniki is a Resource Evaluation Manager, has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963).

Respectfully Submitted,

 Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.